[AT&T Letterhead]

March 3, 2016

Via EDGAR

Bryan J. Pitko,

Securities and Exchange Commission,

Office of Mergers and Acquisitions,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	AT&T Inc.

Form S-4

Filed February 19, 2016

File No. 333-209597

Dear Mr. Pitko:

AT&T Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 filed with the Commission on February 19, 2016 (File No. 333-209597) (the “Registration Statement”). This letter, together with Amendment No. 1, provides the Company’s responses to the comments contained in your letter dated March 1, 2016 (the “Comment Letter”), relating to the Registration Statement.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response. The page numbers in the Company’s responses refer to the page numbers in the Revised Draft Registration Statement.

Securities and Exchange Commission

March 3, 2016

We have enclosed a copy of Amendment No. 1 marked to show all changes from the initial filing referenced above. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Amendment No. 1.

Cautionary Statement Regarding Forward-Looking Statements, page ii

1.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an exchange offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1.

Conditions to the Exchange Offers and Consent Solicitations, page 32

2.	We note that it is a condition to the exchange offer that the trustee has executed and delivered supplemental indentures relating to the proposed amendments.” All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or by the expiration of the offer. As supplemental indentures are expected to be executed and delivered at settlement, this condition will not be satisfied or waived at expiration. Please revise this language accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1.

3.	Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this is a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding supplementally.

Securities and Exchange Commission

March 3, 2016

Response: The Company acknowledges the Staff’s comment and confirms that depending on the materiality of the waived condition and the number of days remaining in the offer, it may be required to extend the offer and recirculate new disclosure to security holders.

4.	Please see our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response: The Company acknowledges the Staff’s comment and confirms that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, it will inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

5.	We note that by consenting to the proposed amendments, each holder will be deemed “to have waived any default, event of default or other consequence under the DTV Indentures for failure to comply” with the terms of the provisions you describe. In your response letter, explain whether any such events are known to exist and if so, describe their status. In addition, tell us why this provision is acceptable, including under Section 318 of the Trust Indenture Act of 1939.

Response: The Company is not aware of any claims made by holders of the DTV Notes against the Company, DTV or the trustee under the DTV Indentures that relate to the DTV Notes. The Company has revised the disclosure in Amendment No. 1, and the amended and restated letter of transmittal and consent filed as Exhibit 99.1 thereto, to remove statements that holders will be deemed to have waived any default, event of default or other consequence under the DTV Indentures for failure to comply.

Exhibit 99.1 – Letter of Transmittal and Consent

6.	Please delete the language in the letter of transmittal requiring the note holder to represent and warrant that he/she has “received and reviewed the Prospectus.”

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1.

Securities and Exchange Commission

March 3, 2016

Additionally, at the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have additional questions or require any additional information with respect to the registration statement or this letter, please do not hesitate to contact me at 214-757-3344 or ww0118@att.com.

Yours truly,

/s/ Wayne A. Wirtz

Wayne A. Wirtz

(Enclosures)

cc:	David L. Orlic

(Securities and Exchange Commission)

Patrick S. Brown

(Sullivan & Cromwell LLP)